FILED BY: OJSC “Svyazinvest”

PURSUANT TO Rule 135 and Rule 425
under the Securities Act of 1933, as amended

SUBJECT COMPANY: OJSC “N. W. Telecom”,
OJSC “CenterTelecom”,
OJSC “UTK”,
OJSC “VolgaTelecom”,
OJSC “Uralsvyazinform”,
OJSC “SibirTelecom”,
OJSC “Far East Telecom”,
OJSC “Dagsvyazinform”

EXCHANGE ACT FILE NUMBER: 001-14748

DATE: November 23, 2009

Important Information

This communication does not constitute an offer to purchase, sell, or exchange or the solicitation of an offer to sell, purchase, or exchange any securities of OJSC “Rostelecom”, OJSC “N. W. Telecom”, OJSC “CenterTelecom”, OJSC “UTK”, OJSC “VolgaTelecom”, OJSC “Uralsvyazinform”, OJSC “SibirTelecom”, OJSC “Far East Telecom” or OJSC “Dagsvyazinform”, nor shall there be any offer, solicitation, purchase, sale or exchange of securities in any jurisdiction (including the United States and Japan) in which such offer, solicitation, purchase, sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. To the fullest extent permitted by applicable law, OJSC “Svyazinvest” and all the abovementioned companies disclaim any responsibility or liability for the violation of such restrictions by any person.

The securities of OJSC “Rostelecom” that may be issued in connection with the proposed business combination to holders of OJSC “N. W. Telecom”, OJSC “CenterTelecom”, OJSC “UTK”, OJSC “VolgaTelecom”, OJSC “Uralsvyazinform”, OJSC “SibirTelecom”, OJSC “Far East Telecom” and OJSC “Dagsvyazinform” ordinary and preferred shares (including those shares represented by American Depositary Shares) may not be offered or sold in the United States except pursuant to an effective registration statement under the United States Securities Act of 1933, as amended, or pursuant to a valid exemption from registration.

In connection with the proposed transactions, the required information document will be filed with, and certified by the Russian Federal Service for the Financial Markets (“FSFM”) and to the extent that OJSC “Rostelecom” is required or otherwise decides to register the issuance of shares by OJSC “Rostelecom” in connection with the business combination in the United States, OJSC “Rostelecom” may file with the United States Securities and Exchange Commission (“SEC”) a registration statement on form F-4, which will include a prospectus. Investors are strongly advised to read the information document filed with the FSFM, the registration statement and the prospectus, if and when available, and any other relevant documents filed with the SEC and/or the FSFM, as well as any amendments and supplements to those documents, because they will contain important information. If and when filed, investors may obtain free copies of the registration statement, the prospectus as well as other relevant documents filed with the SEC, at the SEC’s web site at www.sec.gov and will receive information at an appropriate time on how to obtain these transaction-related documents for free from OJSC “Rostelecom” or its duly designated agent. Investors and holders of OJSC “N. W. Telecom”, OJSC “CenterTelecom”, OJSC “UTK”, OJSC “VolgaTelecom”, OJSC “Uralsvyazinform”, OJSC “SibirTelecom”, OJSC “Far East Telecom” or OJSC “Dagsvyazinform” securities may obtain free copies of documents filed with the FSFM directly from OJSC “Rostelecom” on its web site at www.rt.ru/en/index.php.

Disclaimer Regarding Forward-Looking Statements

This communication contains forward-looking information and statements about OJSC “Svyazinvest”, OJSC “Rostelecom”, OJSC “N. W. Telecom”, OJSC “CenterTelecom”, OJSC “UTK”, OJSC “VolgaTelecom”, OJSC “Uralsvyazinform”, OJSC “SibirTelecom”, OJSC “Far East Telecom”, OJSC “Dagsvyazinform” and their combined business after completion of the proposed transactions. Forward-looking statements are statements that are not historical facts. These statements include financial projections, synergies, cost-savings and estimates and their underlying assumptions, statements regarding plans, objectives, savings, expectations and benefits from the transaction and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions. Although the management of OJSC “Svyazinvest” believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of OJSC “Rostelecom”, OJSC “N. W.  Telecom”, OJSC “CenterTelecom”, OJSC “UTK”, OJSC “VolgaTelecom”, OJSC “Uralsvyazinform”, OJSC “SibirTelecom”, OJSC “Far East Telecom” and OJSC “Dagsvyazinform” ordinary shares are cautioned that forward-looking information and statements are not guarantees of future performances and are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of OJSC “Svyazinvest”, that could cause actual results, developments, synergies, savings and benefits from the proposed transactions to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified, or that will be discussed or identified, in any public filings with the FSFM made by OJSC “Rostelecom”, including those listed under “Risk Factors” in the most recent Annual Report on Form 20-F filed by OJSC “Rostelecom”. Investors and holders of OJSC “Rostelecom”, OJSC “N. W. Telecom”, OJSC “CenterTelecom”, OJSC “UTK”, OJSC “VolgaTelecom”, OJSC “Uralsvyazinform”, OJSC “SibirTelecom”, OJSC “Far East Telecom” or OJSC “Dagsvyazinform” securities should consider that the occurrence of some or all of these risks may have a material adverse effect on OJSC “Rostelecom”, OJSC “N. W. Telecom”, OJSC “CenterTelecom”, OJSC “UTK”, OJSC “VolgaTelecom”, OJSC “Uralsvyazinform”, OJSC “SibirTelecom”, OJSC “Far East Telecom” and OJSC “Dagsvyazinform”.

November 11, 2009

Inna Erokhina, the Russian daily Commersant

Svyazinvest Gets “Go Ahead” on the Restructuring Plan:
the Prime-Minister recommended not to linger with the reform

The (Russian) government backed the Svyazinvest reorganization scheme proposed by the holding’s management and contemplating merger of the holding’s inter-regional telecommunications subsidiary companies into Rostelecom before March 2011. Prime-Minister Vladimir Putin agreed with rationale put forward by Vice Prime-Minister Sergey Ivanov, who wrote to Mr. V. Putin that under alternative reorganization scenarios economic losses of Svyazinvest might well exceed 15 billion Russian rubles. Earlier the Russian Finance Ministry, Vnesheconombank and KIT-Finance bank proposed a two-stage restructuring plan, meaning that the reform of the holding would be put off until at least 2013.

Commersant has in its possession a letter from S. Ivanov who is in charge of the government commission for transport and communications. In his letter to Prime-Minister V. Putin the Vice Prime-Minister “is calling for support” of Svyazinvest reorganization to be effected by merging the holding’s inter-regional subsidiaries (the so called Inter-regional Telecommunications Companies, or IRCs) into Rostelecom (Svyazinvest controls 50.67% of Rostelecom). The letter bears a decision “agreed”. The prime-Minister’s press-secretary Dmitry Peskov yesterday refused “to comment on the internal correspondence”; Svyazinvest’s First Deputy CEO Alexander Provotorov did likewise.

In the address it is stated that both Russian and international consultancies, such as McKinsey, Roland Berger, VTB-Capital, Morgan Stanley and Renaissance Capital believe that this option is the only feasible under the current market conditions solution capable to retract the negative trend: for instance, Rostelecom has lost around 17% of the domestic long-distance and international telecommunications market. Mr. S. Ivanov also draws attention to the fact that according to the consultancies’ estimates under the proposed restructuring scenario the market capitalization of the united company might jump up to over 410 billion rubles from current 240 billion rubles, while the total synergy effect of the merger would exceed 30 billion rubles.

This reform option was already approved by Svyazinvest Board on October 20. Nevertheless the Vice Prime-Minister wrote that the state-owned holding and consultancies also examined an alternative scenario: under which the restructuring would be implemented in two stages: first, the merger Svyazinvest itself should be merged with Rostelecom, and only several years later the subsidiaries (IRCs) would follow suit. Among the drawbacks of this latter option Mr. S. Ivanov cited deteriorated market position of the holding, aggravated competition between Rostelecom and IRCs, resulting in economic losses of Svyazinvest in excess of 15 billion rubles, according to Mr. S. Ivanov. A source close to one of the engaged consultancies clarified that the cited amount is the sum of the decreased synergy of 9.3 billion rubles and additional outpayments for buy-out of shares from Rostelecom minority shareholders totaling some 5.7 billion rubles.

Commersant on November 6 already reported that a review of the second reform scenario contemplating a two-stage restructuring to last at least until 2013 was underway between the Ministry of Finance, VEB (owns 9.8% of Rostelecom and is expected to add another 29.9%, to be transferred from the Deposit Insurance Agency – DIA), and KIT-Finance bank (earlier in summer this year KIT-Finance bank sold 39.7% of Rostelecom to VEB and DIA at 230 rubles per share; since then the share price at the stock exchanges has fallen below 200 rubles per share).

Sources close to the government said that several meetings had been held in Mr. S. Ivanov’s office. At the meetings opponents of the first restructuring scenario insisted that merger of IRCs into Rostelecom would entail losses for the government represented by VEB and DIA. The opponents explained that in order for the restructuring to take place the plan should be approved by at least 75% of shareholders of each MRC, to achieve this minority shareholders of IRCs should be offered a fair share exchange ratios, meaning that Rostelecom valuation should not be too high, at EV/EBITDA multiple close to the average EV/EBITDA multiple of IRCs in 2010.  Based on this, the value of VEB and DIA stakes in Rostelecom may well total around $750 million, or some $1.5 billion less than the amount the two organizations paid to KIT Finance.

Analyst from Deutsche Bank Igor Semyonov noted that Mr. V. Putin decision effectively put an end to the reorganization scenario selection process, thus enabling Svyazinvest management to finally focus at the restructuring itself. As far as VEB and DIA, even sustaining a paper loss now, they will be able to get the invested money back after the reform is completed, concluded Igor Semyonov.

November 11, 2009

Oleg Salmanov, Igor Tsukanov, Russian daily Vedomosti

To be through by 2011

Vladimir Putin has effectively killed an option of Svyazinvest restructuring contemplating a time-phased merger of the holding’s subsidiaries into Rostelecom. The decision favors minority shareholders of the Intra-regional Telecommunications Companies (IRCs).

Mr. V. Putin rejected a scenario of Svyazinvest reorganization contemplating a two-stage reform process: at the first stage Svyazinvest itself has to be merged with Rostelecom, and at the second stage IRCs are to be merged into Rostelecom. This resolution was appended to the letter of Vice Prime-Minister Sergey Ivanov, in which he proposed to consider the expediency of such a scheme. Sources close to the government and the holding said that the Prime Minister chose the initial reorganization scenario, recommended for Svyazinvest by its consultants that contemplate a simultaneous merger of IRCs into Rostelecom.

The Prime-Minister’s press-secretary Dmitry Peskov refused to comment on the internal correspondence, and the Vice Prime-Minister’s secretariat also refrained from any comments.

At the end of May the government commission for transport and communications led by Mr. Ivanov approved the concept of Svyazinvest reorganization on the basis of Rostelecom.  Late in October Svyazinvest Board of Directors approved the reorganization schedule, proposing its completion by May 2011. Now the schedule is to be approved by the government commission. Before its meeting, an alternative scenario appeared, contemplating a procedure that is a year and a half longer.

Mr. Denis Kulikov, Executive Director of Investors’ Rights Protection Association and member of Svyazinvest Coordination Board, organized to provide interaction with minority shareholders of the holding’s subsidiaries, told us that early in November this scenario had been considered at the Board’s meeting.  According to Mr. Kulikov, the Board members did not back the alternative scenario.  He does not know the authors of this scenario, but believes that it could have been developed to avoid an accusation of causing damage to the state for the case if 39.8% of Rostelecom ordinary shares bought out from KIT Finance by Vnesheconombank (VEB) and Deposit Insurance Agency (DIA) this summer at 230 rubles per share, are valued at a fair price in the course of reorganization.

According to the consensus forecast made by analysts of top 11 investment banks, the fair value of Rostelecom shares makes $3.87, or 111 rubles according to the current exchange rate (Interfax data). If the exchange were based on the fair valuation of IRCs and Rostelecom, the Government, VEB, and DIA would get 62.4% in the united company, and minority shareholders would have 37.6%. Should Rostelecom valuation increase up to the level, from which its shares were bought out by VEB and DIA, the stake of minority shareholders would reduce to 28.8%. Ilya Fedotov, an analyst of the Veles Capital Investment Company, concludes that the rejection of the alternative scenario is to the benefit of IRC minority shareholders. VEB and DIA representatives refused to comment on the situation.

Svyazinvest First Deputy CEO Alexander Provotorov does not comment on the reorganization scenarios, but notes that the time of reorganization is critical for the management. He is sure that prompt completion of the reorganization will bring a higher positive effect and will give the integrated operator a chance of a more successful resistance to competition pressure.

Whence the rise. Because of “a significant increase in price and volume of trade” of Rostelecom shares, which took place from 16 to 20 October, Rostelecom General Director Anton Kolpakov sent a letter to the head of the Federal

Financial Markets Service Vladimir Milovidov asking him to check if there were any facts of manipulations with the prices of Rostelecom ordinary shares (the letter is at the Vedomosti’s disposal). In this letter Mr Kolpakov points out that during this period the MICEX value of one share increased by 42.66%, and the volume of trade rose increased by more than 24 times.

November 11, 2009

Igor Tsukanov, Russian daily Vedomosti

MegaFon in Exchange for Rostelecom

Businessman Alisher Usmanov, who owns 31.1% of MegaFon, discusses with state representatives the possibility of exchanging this stake for the shares of the merged Rostelecom.

The AF Telecom Holding, owned by Mr. Usmanov, considers a possibility of exchanging its MegaFon stake for shares of the reorganized Rostelecom, a subsidiary operator of Svyazinvest. The idea is to merge Svyazinvest’s seven Inter-regional Telecommunications Companies into Rostelecom by the middle of 2011. Vedomosti obtained this information from a manager close to Mr Usmanov.  According to the same source, the decision has not been taken yet, but consultations are taking place in the government. A government official confirmed that the matter is being actively discussed in the Ministry of Telecommunications and Mass Communications. Representatives of the Ministry and Svyazinvest refused to comment on this fact. Mr Usmanov did not answer Vedomosti’s inquiry.

A person, close to Mr Usmanov, said that AF Telecom holding does not like the idea of merging Megafon with Turkcell, the largest Turkish mobile operator (the idea was recently suggested by Altimo’s Managing Director Alexey Reznikovich). MegaFon and Turkcell have two common shareholders: Altimo (25.1% and 4.99%, respectively) and the Nordic company TeliaSonera (43.8% and 37%, respectively). Both companies would benefit from such merger, while AF Telecom’s stake would significantly decrease. However, if AF Telecom exchanges its stake in MegaFon for a stake in Rostelecom, it will not only be able to carry on mobile business, but become a player on the rapidly growing broadband Internet market. According to the AC&M-Consulting data, in August Svyazinvest controlled 54.2% of this market as to subscribers number (4.01 million). According to the holding’s estimation, in 2008 the share of Svyazinvest companies on the local and long-distance telecommunication markets made 81.7% and 76.7%, respectively.

At the same time, Svyazinvest wants to develop mobile communications (in May its share on this market made only 9%). According to the holding reorganization concept, the most efficient way to do this is to take control of one of the “Big Three” operators.

The largest MegaFon shareholder is TeliaSonera. Sesilia Edström, Senior Vice President of the company, does not say if TeliaSonera has received an offer to sell its MegaFon stake. However, she points out that the aim of TeliaSonera is to consolidate assets rather than sell them. According to Kirill Babayev, Senior Vice President of another shareholder, Altimo, his company is not planning to sell its stake in MegaFon (25.1%) and has not received any such offers.

Konstantin Chernyshev, Chief of the Analytical Department of Uralsib, believes that the exchange of the stake in MegaFon for a stake in the merged Rostelecom would be a profitable bargain for Mr. Usmanov. However, he reminds that the Government has several times announced its intention to control the merged Rostelecom. According to his estimation, the current fair value of the merged Rostelecom would be $12 billion, whereas in the case of MegaFon it would be $15 billion; hence Mr. Usmanov’s stake in Rostelecom can make 39%. The same stake should pass to the minority shareholders of current Svyazinvest subsidiaries. The deal with Mr. Usmanov will only be possible if Rostelecom pays for part of MegaFon shares with money, concludes Mr Chernyshev.

Will he be the fourth? If Alisher Usmanov gets a stake in Svyazinvest, reorganized into Rostelecom, he will become the fourth joint owner of this holding. In 1997 a consortium headed by George Soros, purchased 25% plus one share of Svyazinvest for $1.875 billion. In 2004 G. Soros, who called this deal the worst investment he had ever made in his life, sold his stake to Leonid Blavatnik for $625 million. In 2006 the latter, in his turn, sold his stake to Vladimir Yevtushenkov at a double price. Right now Mr. Yevtushenkov, whose expectations regarding participation in the second stage of Svyazinvest privatization did not come true, is completing a transaction, which will return the holding’s blocking stake to the state.

OJSC MegaFon is a mobile operator, which serves 47.7 million subscribers. The shareholders of this corporation are: TeliaSonera (43.8%; 35.6% in a direct possession and 8.2% - through Telecominvest), Alisher Usmanov’s AF Telecom holding (31.1%; 8% in a direct possession and 23.1% - through Telecominvest), and Alfa Group (25.1%). Financial performance the first six months of the year 2009 (US GAAP): revenue - 86.1 billion rubles, net profit - 20.1 billion rubles.

OJSC Svyazinvest is a managing holding. It controls the telecommunication operator Rostelecom, seven Intra-Regional Telecommunication Companies, the company Central Telegraph, etc. The shareholders are: Rosimushchestvo (75% minus one share) and Comstar-UTS (25% plus 1 share). Financial performance for the year 2008 (IFRS): revenue - 264.4 billion rubles, net profit - 25.8 billion rubles.

November 12, 2009

Tatyana Kapustina, Russian daily ComNews

Svyazinvest Goes to Commission

A person close to Svyazinvest holding told a ComNews reporter that its restructuring schedule will be finally approved at the next meeting of the government commission for transport and communications, which will take place on November 25, 2009.

As early as in September Mr. Yevgeny Yurchenko, Svyazinvest CEO, told journalists that the strategy of the state holding development would be presented at the government commission meeting scheduled for October 30. However, the date of the meeting was subsequently changed.

A source told a ComNews reporter on condition of anonymity that the postponed meeting of the government commission for transport and communications would take place on November 25, 2009. One of the issues, which will be discussed at the meeting, is a restructuring schedule of Svyazinvest holding. The press office of the holding does not officially confirm information about the date of the meeting. The press relations service of the Russian Government, in its turn, said that it did not intend to disclose the date of the next meeting of the government commission for transport and communications. “The government has already approved the schedule of Svyazinvest restructuring,” - an anonymous representative of the holding told a ComNews reporter. “And the approval of the schedule by the government commission is just a formal requirement.”

According to the information released by ComNews earlier, in May 2009 the government commission for transport and communications, headed by Vice Prime Minister Sergey Ivanov, approved the concept of Svyazinvest restructuring on the basis of OJSC Rostelecom. Several months later, on October 20, Svyazinvest’s Board of Directors accepted a scenario of the holding reorganization, that foresees a merger of Inter-regional Telecommunications Companies (IRCs) into OJSC Rostelecom (see ComNews publication of October 21, 2009). As a result of merger of Svyazinvest companies, an integrated company will be created, which will cover the whole range of communication services in Russia. The holding’s consultants have already evaluated the synergic effect of this restructuring as equal to 30 billion rubles.

At the same time, asset exchange is taking place between the State and the Joint-Stock Financial Corporation Sistema (JSFC Sistema). The latter will transfer to the state the blocking stake of Svyazinvest and in exchange Comstar-UTS, a subsidiary of JSFC Sistema, will receive shares of OJSC Moscow City Telephone Network (MCTN), belonging to Svyazinvest holding. Comstar-UTS is already in possession of 66.88% of MCTN ordinary shares; thus the debt of Comstar-UTS to Sberbank (26 billion rubles) will be cleared. Besides, JCFC Sistema will transfer 50% of Skylink to Svyazinvest. The remaining 50% of the mobile operator belongs to RTDC company. “We are negotiating with RTDC for transfer of their stake in Skylink to Svyazinvest,” - comments Yulia Belous, Head of the JCFC Sistema press office. Therefore, the JCFC Sistema is responsible for transfer of Skylink assets, belonging to RTDC. Yesterday we did not manage to get in touch with RTDC representatives.

Vesti 24

Russian Prime Minister Vladimir Putin approved the Svyazinvest reorganization scheme, proposed by the holding’s Board of Directors, and rejected an alternative one, which contemplated a prolonged procedure of merger of Svyazinvest and Inter-regional Telecommunications companies into Rostelecom. Among the disadvantages of the rejected option, experts point out a downturn of the state-owned holding’s positions on the market and increased competition between Rostelecom and Inter-regional Telecommunications companies. In this case possible economic losses of Svyazinvest might well exceed 15 billion Russian rubles. Svyazinvest’s First Deputy CEO Alexander Provotorov stated that prompt completion of the reorganization will bring a higher positive effect and will give the united operator a chance of a more successful resistance to competition pressure.